DC

Act: 33
Section:
Rule: 902 (b)
Public
Availability: 11-10-04

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 10, 2004

RESPONSE OF THE OFFICE OF INTERNATIONAL CORPORATE FINANCE DIVISION OF CORPORATION FINANCE

Re: Euronext Brussels SA/NV

Based on the facts presented, the Division will not object if the reference to the Bourse de Bruxelles in Rule 902 (b) under the Securities Act of 1933 is deemed to be a reference to Euronext Brussels SA/NV. This position is based on the representations made to the Division in your letter, and any different facts might require a different conclusion.

Sincerely,

Michael Pressman
Special Counsel

04052882

1313906

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2004

Mr. Jeffrey Small
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017

Re: Euronext Brussels SA/NV

Dear Mr. Small:

In regard to your letter of October 19, 2004 our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paul M. Dudek
Chief
Office of International
Corporate Finance

DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT

(212) 450-4500

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

October 19, 2004

Paul M. Dudek, Esq.
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549
USA

Dear Mr. Dudek:

We represent the underwriters of an offering of ordinary shares of a Belgian company, which will be listed on Euronext Brussels SA/NV. Clifford Chance LLP represents the underwriters as to matters of Belgian law and have provided the information under "Euronext Brussels SA/NV Background" below. The offering will be made outside the United States to non-U.S. persons in reliance on the exemption from registration provided by Regulation S of the Securities Act 1933, as amended (the "1933 Act").

We respectfully request your confirmation that the Securities and Exchange Commission (the "SEC") will not object if Euronext Brussels SA/NV, as successor in interest to the Bourse de Bruxelles as described below, is deemed to be as "Designated Offshore Securities Market" as defined in Rule 902(b)(1) of Regulations S promulgated under the 1933 Act.

Euronext Brussels SA/NV Background

The *Société de la Bourse de Valeurs Mobilières de Bruxelles* (officially abbreviated as the "Bourse de Bruxelles"[1]) was established by the Kingdom of Belgium Law of

---

1 Article 1 of the Royal Decree of April 11, 1999 regarding the change of the *Société de la Bourse de Valeurs Mobilières de Bruxelles* into a limited liability company under public law and Title I,

December 4, 1990 on Financial Transactions and Financial Markets. Pursuant to Article 7 of the Law of March 10, 1999 and to Article 1 of the Royal Decree of April 11, 1999, the *Société de la Bourse de Valeurs Mobilières de Bruxelles* was changed into a limited liability company under public law. Subsequently, pursuant to Article 25, §1 of the Law of 12 August 2000, the *Société de la Bourse de Valeurs Mobilières de Bruxelles* was changed into a limited liability company under private law without interruption of its legal identity.

The Royal Decree of September 17, 2000 granted formal authorization to the shareholders of the *Société de la Bourse de Valeurs Mobilières de Bruxelles* to contribute their shares to Euronext NV. This decree made possible, under Belgian law, the merger of ParisBourse SBF, Euronext Amsterdam and the *Société de la Bourse de Valeurs Mobilières de Bruxelles* into Euronext NV. As a result, the *Société de la Bourse de Valeurs Mobilières de Bruxelles* became a 100% subsidiary of Euronext NV.

Subsequently, upon a decision of its shareholders dated October 10, 2000, the *Société de la Bourse de Valeurs Mobilières de Bruxelles* amended its statutes and changed its name to "Euronext Brussels SA/NV".[2]

Euronext Brussels SA/NV has now replaced the *Société de la Bourse de Valeurs Mobilières de Bruxelles* on the list of Belgian regulated markets published pursuant to EU directive 93/22/CEE.[3] A summary of the differences of certain attributes of the Bourse de Bruxelles and Euronext Brussels SA/NV, prepared by Clifford Chance LLP, Belgian counsel to the underwriters, is attached to this letter as Appendix I. In addition, based on advice from such Belgian counsel, we represent that Euronext Brussels SA/NV has the attributes set forth in Rule 902(b)(2)(i)-(vii) of Regulation S.

Request

Rule 902(b)(1) of Regulation S promulgated under the 1933 Act includes the Bourse de Bruxelles in the definition of "Designated Offshore Securities Market". We submit that, in light of the transactions described above, Euronext Brussels SA/NV, as successor in interest to the Bourse de Bruxelles, should be deemed to be a "Designated Offshore Securities Market" as defined in Rule 902(b)(1) of Regulations S promulgated under the 1933 Act.

Article 1 of the Royal Decree of April 11, 1999 contain the statutes of the *Société de la Bourse de Valeurs Mobilières de Bruxelles*.

2 Published in the Annexes to the Belgian State Gazette of November 9, 2000 under n° 20001109-253.

3 Royal Decree of November 28, 2003 amending the Royal Decree of April 11, 2003 establishing the list of regulated markets.

We therefore respectfully request your confirmation that the SEC will not object if issuers, security holders, dealers and others act in accordance with the assumption that Euronext Brussels SA/NV is deemed to be a "Designated Offshore Securities Market" as defined in Rule 902(b)(1) of Regulations S promulgated under the 1933 Act.

If you have any questions with respect to the conversion to limited liability company status or the request contained in this letter, or require any further information or documentation in this respect, please contact the undersigned.

A copy of this letter is being furnished to Euronext Brussels SA/NV.

Sincerely,

Jeffrey Small

APPENDIX I

	***Société de la Bourse de Valeurs Mobilières de Bruxelles* (BXS)**	**Euronext Brussels SA/NV**
Country of organization	BXS was incorporated in Belgium, as a limited liability company under public law (Article 7 of the Law of 10 March 1999 and Article 1 of the Royal Decree of 11 April 1999), then transformed (Article 25, §1 of the Law of 12 August 2000) into a limited liability company under private law. BXS was subject to the laws of Belgium. BXS Rule book was established by a Royal decree and Market rules were established by BXS and approved by a Ministerial Decree.	Euronext Brussels SA/NV is incorporated in Belgium as a limited liability company under private law. It is the same legal entity as BXS, having changed its corporate denomination and become a 100% subsidiary of the Dutch holding company Euronext NV. Euronext Brussels SA/NV is subject to the laws of Belgium. To the extent the Euronext Rule Book I applies, which contains rules common to the other Euronext markets (ie. Euronext Amsterdam, Euronext Lisbon, Euronext Paris and LIFFE A&M), it is subject to prior approval by the Belgian Ministry of Finance (the last version of the Euronext Rule Book I has been approved by the Ministerial Decree of 19 March 2003). Upon recommendation of the Banking, Finance and Insurance Commission (the "BFIC"), Euronext Brussels has been recognised by the Belgian Ministry of Finance as a market undertaking (within the meaning of article 16 of the Law of 2 August 2002), and as such authorised to organise one or more regulated markets.
Association with brokers and/or dealers community	Participants (brokers and dealers) in BXS were obliged to be shareholders of BXS (Article 64 of the Law of 6 April 1995).	Participants in Euronext Brussels SA/NV are no longer required to be shareholders; the Dutch holding company Euronext NV is the only shareholder of Euronext Brussels SA/NV. Participants must enter into a contractual agreement "admission agreement" with Euronext Brussels SA/NV. Participants in Euronext Brussels SA/NV are acting as broker and/or dealer.

APPENDIX I

	Société de la Bourse de Valeurs Mobilières de Bruxelles **(BXS)**	**Euronext Brussels SA/NV**
Supervision	• The supervision of the trading activities was almost exclusively entrusted to a separate division within BXS itself: the Market Authority. • BXS Market Authority supervised (i) the listing, suspension and de-listing of securities, (ii) the admission, suspension and removal of BXS participants, (iii) the proper working of the market and its clearing and settlement components, (iv) the compliance of the issuers with their disclosure obligations, (v) the compliance of the participants with the rules of conduct, and (vi) the transparency and integrity of the market and the general compliance with the laws and regulations. • BXS Market Authority also provided the "first line" of supervision of compliance with disclosure obligations and insider trading and market abuse prohibitions. The BFIC provided the "second line" of supervision and investigation of these behaviours.	• The supervision is allocated between (i) Euronext Brussels acting as Competent Authority for monitoring the compliance with the Rule Books and (ii) the BFIC acting as an autonomous administrative entity for the monitoring, investigation and enforcement of regulatory compliance. • Euronext Brussels is the Competent Authority within the meaning of articles 105 and 11§1 of the Listing Directive (2001/34/EC of 28 May 2001). In this capacity, it decides on listing, de-listing, suspension and removal from listing. The BFIC must be informed of and can veto a decision taken by Euronext Brussels in order to protect the interests of investors. In case of Rule Book infringements, Euronext Brussels also has the right to suspend or terminate the membership of a participant. • The BFIC supervises the trading activities, the ongoing compliance by participants with the rules of conduct and their disclosure obligations, as well as the integrity and transparency of the market in general. The BFIC investigates potential breaches of the rules of conducts and the insider trading (criminal) and market abuse (administrative) prohibitions.
Rules of conduct	• The Law of 6 April 1995 provided for the general rules of organisation and supervision of financial markets.	• The Law of 2 August 2002 and its implementing Royal Decrees contain the definitions, principles of organisation, operation and supervision of financial markets, among other (i) minimum membership

APPENDIX I

	Société de la Bourse de Valeurs Mobilières de Bruxelles **(BXS)**	**Euronext Brussels SA/NV**
	• Rules of conduct were contained in Article 36 of the Law of 6 April 1995. • Listing standards were contained in Royal Decree of 22 December 1995. • BXS Rule book was contained in the Royal decree of 16 February 1996. • Market rules were established by BXS and approved by the Ministerial Decree of 16 April 1996.	requirements (article 6), (ii) general rules of conduct (article 26 et seq.), (iii) insider trading and market abuse prohibitions (articles 25 and 26), (iv) minimum trading (article 8) and transparency rules (article 9), (v) minimum listing requirements and BFIC intervention (article 7), and (vi) periodic information obligations for the issuer (article 10). • In addition to the above legal and regulatory framework, a number of implementation measures have now been taken by Euronext Brussels. Those implementation measures are of contractual nature rather than regulatory. Members therefore abide by the contractual rules determined by Euronext and approved by Ministerial Decree. • Substantive rules of conduct, market rules, trading rules and listing conditions are contained in the Euronext Rule Books as completed by the Euronext Notices. • Euronext Rule Book I contains the harmonised provisions that are common to the five Euronext markets (ie. Euronext Amsterdam, Euronext Brussels, Euronext Lisbon, Euronext Paris, and LIFFE A&M) relating to: • General provisions, • Membership rules,

APPENDIX I

	Société de la Bourse de Valeurs Mobilières de Bruxelles **(BXS)**	**Euronext Brussels SA/NV**
		• Certain rules of conduct-of-business (harmonised), and • Trading rules for securities and derivatives. • Euronext Rule Book II contains the non-harmonised, country specific rules mainly pertaining to: • Listing requirements, • Certain rules of conduct-of-business (non-harmonised), and • Ongoing obligations for listed issuers.
Reporting on transactions	Reporting of transactions was made to the Executive Committee of BXS (pursuant to Royal Decree of 5 February 1996).	Participants in Euronext Brussels report their transactions to the BFIC, as channelled by Euronext Brussels.
Exchange and publication of information	Applicable rules for BXS and publication of information were contained in the BXS Rule Book. Communication of the daily trading activities and the price list was made through each BXS participant's trading screens and through those of financial information providers (such as Reuters and Quotron).	Each trading day, Euronext Brussels publishes a price list in respect of transactions carried out on its markets (Rule Book II, B 2201). The price list includes: • (i) the highest, lowest, opening and closing prices, (ii) the trading volumes of the day (including block trades), (iii) the highest and lowest prices and the trading volume of block trades of the day; in addition, in the case of Belgian derivatives, the price list also includes the number of issued derivatives during the day.

APPENDIX I

	Société de la Bourse de Valeurs Mobilières de Bruxelles **(BXS)**	**Euronext Brussels SA/NV**
		In addition, Euronext Brussels publishes: • any trading halts and suspension of trading other than volatility interruptions, • any application for listing or de-listing, within two trading days of receipt of the application, • any special procedure imposed for a listing, at least two trading days before listing is effective, • any decision to list or de-list a security, • information required to be published pursuant to specific legislations, and • any creation of a new market compartment on the derivatives market. Euronext Brussels also publishes all its Decisions. All publications made by Euronext Brussels are made through its trading system, its periodical publications or individual notifications. They are also posted on its website.
Clearing and settlement system	Clearing was effected through BXS-Clearing SA/NV, which also acted as central counter-party. Settlement was made by the CIK, the Belgian Central	LCH Clearnet (the entity resulting from the merger of LCH and Clearnet SA, Euronext's subsidiary) provides clearing services through the Clearing 21 ® system; LCH Clearnet also acts as central counter-party.

APPENDIX I

	***Société de la Bourse de Valeurs Mobilières de Bruxelles* (BXS)**	**Euronext Brussels SA/NV**
	Depository.	Settlement is made through Euroclear. CIK and Euroclear Bank are recognised Central Securities Depositories.